SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35530; File No. 812-15715

Blue Owl Capital Corporation, et al.

April 9, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities. The requested order includes streamlined terms and conditions as compared to past comparable orders.

Applicants: Blue Owl Capital Corporation; Blue Owl Capital Corporation II; Blue Owl Credit Income Corp.; Blue Owl Technology Finance Corp.; Blue Owl Technology Income Corp.; Blue Owl Alternative Credit Fund; Blue Owl Credit Advisors LLC; Blue Owl Diversified Credit Advisors LLC; Blue Owl Technology Credit Advisors LLC; Blue Owl Technology Credit Advisors II LLC; Blue Owl Credit Private Fund Advisors LLC; Blue Owl Strategic Equity Advisors LLC; Blue Owl Strategic Equity Partners Advisors LLC; Blue Owl Alternative Credit Advisors LLC; Blue Owl Alternative Credit Advisors II LLC; certain of their wholly-owned subsidiaries as described in Schedule A to the Application; and certain of their affiliated entities as described in Schedule B to the Application.

Filing Dates: The application was filed on March 7, 2025, and amended on March 28, 2025,

April 3, 2025, and April 9, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on May 5, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Neena Reddy, Blue Owl Capital Corporation, neena.reddy@blueowl.com and Anne G. Oberndorf, Esq., Eversheds Sutherland (US) LLP, anneoberndorf@eversheds-sutherland.com.

FOR FURTHER INFORMATION CONTACT: Adam Large, Senior Special Counsel, Stephan N. Packs, Senior Counsel, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' Third Amended and Restated Application, dated April 9, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at www.sec.gov/edgar/searchedgar/companysearch.

You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.